O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

April 13, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 1st, 2015 (the “Soliciting Material”)
by Blue Clay Capital Partners CO III, LP, et al. (“Blue Clay”)
File Number: 000-25121

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated April 6, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Blue Clay and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Material.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

DFAN14A filing made on April 1st, 2015

1.
We noticed the statement asserting that, “prior to our nomination . . . senior management would not even speak to us.” This assertion does not include a temporal constraint, and therefore does not take into account interactions with the issuer during 2013 in relation to business update and financial results calls. Please advise us, with a view toward revised and/or corrective disclosure in the next publicly-filed communication, whether the participants were offered the opportunity to speak with the issuer’s CFO in 2013 but instead accepted a call with the issuer’s investor relations personnel. In addition, please advise us, with a view toward revised and/or corrective disclosure, whether the participants made any subsequent requests to speak with senior management (or anyone else in the employ of the issuer) prior to sending its December 2014 nomination notice and, if so, the number of requests made, responses received, and results of those interactions.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 13, 2015

Blue Clay acknowledges the Staff’s comment. On a supplemental basis, Blue Clay advises the Staff that representatives of Blue Clay had a call with the Company’s investor relations representative and subsequently met with him in person.  Blue Clay was not offered the opportunity to talk with the Company’s CFO at this time and did not accept the call or meeting with the Company’s investor relations representative in lieu of speaking with senior management.  Rather, Blue Clay advised the Company’s investor relations representative of its desire to meet with senior management at their in-person meeting; however, during this meeting, the Company’s investor relations representative informed Blue Clay that senior management was not available to meet and was not conducting meetings with shareholders.  Based on the Company’s actions and feedback Blue Clay received from sell-side analysts (in communications unrelated to the current solicitation) regarding management’s general unwillingness to make themselves available to investors, Blue Clay determined that subsequent efforts to speak directly with senior management prior to sending its nomination letter in December 2014 would be futile. Specifically, actions that demonstrate the general unavailability of management to investors such as Blue Clay include the following:

•
The Company ceased attending the ICR XChange Conference after January 2012 (where representatives of Blue Clay used to see the Company). The Company had attended the conference in 2010, 2011 and 2012 where Blue Clay representatives (while at a prior firm in 2010 and 2011) attended presentations and a breakout session;

•	The Company has not held an investor day since May 2012;

•	The Company ceased attending the InvestMNt Conference (a local CFA society conference for Minnesota companies) after May 2012;

•
The Company ceased attending the Piper Jaffray Consumer Conference after June 2012 (where representatives of Blue Clay used to see the Company).  The Company had attended the conference in 2010, 2011 and 2012;

•	The Company ceased attending the Wedbush Consumer Conference after December 2012, where Blue Clay had met with the then-Chief Financial Officer.

2.
The participants cite to the issuer’s Q4 2014 earnings call as a means of attributing the increase in the flexibility of its share repurchase program to their nominations. In its Q3 2014 earnings call, prior to the participants’ December 4th nomination, however, the issuer announced that one of its priorities was an “ongoing flexible stock repurchase program” and that it had “increased our share buyback authorization to $250 million” and planned to immediately and significantly “increase our ongoing share buyback activity.” Please advise us, with a view toward revised and/or corrective disclosure in the next publicly-filed communication, how the participants’ statements regarding share repurchases can be reconciled with the pre-existing data publicly-available regarding the issuer’s share repurchase initiative.

Blue Clay acknowledges the Staff’s comment. On a supplemental basis, Blue Clay advises the Staff that the Company’s public disclosure clearly demonstrates that it only added an investment consideration to its repurchase program following the submission of Blue Clay’s nomination letter in December 2014.

April 13, 2015

In Blue Clay’s view, the Company’s statements on its Q3 2014 earnings call that it had increased its repurchase authorization to $250 million and that it was pursuing an “ongoing flexible stock repurchase program” were made solely for optical reasons and are directly contradicted by the parameters for the repurchase program outlined by management on that call.  Although the Company’s President and Chief Executive Officer, Shelly Ibach, indicated that the repurchase amount would increase from $10 million to $15 million per quarter, the share repurchases remained subject to a fixed amount constraint, without regard to the Company’s stock price or valuation, demonstrating the Company’s lack of investment consideration in effecting share repurchases.  Furthermore, Blue Clay believes that the repurchase authorization amount was increased for purely optical reasons because, as of September 27, 2014, the original repurchase authorization still had $106.7 million remaining.  At the adjusted repurchase rate of $15 million per quarter, the original repurchase authorization would have lasted for another 1.8 years.

However, during the Q4 2014 earnings call, the Company made key changes to the repurchase program and its underlying rationale. First, the Company removed the fixed dollar constraint that it had used in making quarterly repurchases. In addition, for the first time, the Company began to talk about repurchases being accretive to earnings per share (EPS). Ms. Ibach’s statements during the call include “share repurchase accretive to EPS” and “then long-term, as I stated, one of our assumptions is that share count will be accretive to EPS.” The discussion of repurchases being accretive to EPS is a clear break from how the Company has historically described the basis for its repurchase program. In the Company’s Form 10-K for the fiscal year ended December 29, 2012, in which the Company discussed the re-initiation of the repurchase program, the Company clearly stated that its objective was “to maintain common shares outstanding at current levels.”  The Company’s Q4 2014 earnings call represents the Company’s first public deviation from this objective.  Blue Clay believes that these significant differences in the Company’s repurchase program, announced for the first time on its Q4 2014 earnings call, represent a newfound investment approach previously not applied to the repurchase program, and that their implementation can be directly attributed to Blue Clay.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell